

February 8, 2011

Mr. Raymond L. Arthur
Executive Vice President and Chief Financial Officer
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

> **Re:** **The Pep Boys – Manny, Moe & Jack**
> **Form 10-K for the Fiscal Year Ended January 30, 2010**
> **Filed April 12, 2010**
> **File No. 1-3381**

Dear Mr. Arthur:

We have reviewed your responses in your letter filed January 18, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2010

Results of Operations, page 22

Fiscal 2009 vs. Fiscal 2008, page 23

1. We note your response to comment two of our December 16, 2010 letter. Please confirm that you will expand your proposed disclosure to include the information, or similar information, provided in the first through third paragraphs of your response. For guidance please refer to Section I.B. of Securities Act Release No. 33-8350 (December 19, 2003).

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 45

Note 18 – Legal Matters, page 77

2. We have reviewed your response to comment seven in our letter dated December 16, 2010. We note that you recorded a $3 million accrual in the fourth quarter of fiscal 2008 to correct the non-conforming inventory items that were seized and/or restricted for sale by the Environmental Protection Agency ("EPA"), and, as corrections were made to the non-conforming inventory, you charged the cost incurred against the accrual and reversed the excess. Considering you recorded a $3 million contingency and later reversed the expense by $1 million each during three subsequent quarters, it appears that the net impact of this accrual and reversal on your statement of operations was nominal and that no material payments were made to correct the non-conforming inventory. If our understanding is correct, please clarify why it appears you amortized the release of this accrual over several quarters rather than derecognizing the liability at the point you determined payment was no longer probable. Otherwise, please tell us the actual costs incurred to correct the non-conforming inventory during the third and fourth quarters of fiscal 2009 and the first and second quarters of fiscal 2010 and explain how you determined the timing of your accrual reversal was appropriate. Please also confirm to us, if true, that at the time the accrual was reversed, the EPA approved the corrections and permitted sale of the products. Furthermore, please tell us how you estimated the $3 million accrual in the fourth quarter of fiscal 2008 and why you believe that amount was reasonable at that time.

You may contact Yong Kim at (202) 551-3323, or in her absence Andrew Blume at (202) 551-3254 if you have any questions regarding comments on the financial statements and related matters. Please contact Christopher Chase at (202) 551-3485 or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Branch Chief